UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MISONIX, INC.

(Exact name of registrant as specified in its charter)

New York	1-10986	11-2148932
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1938 New Highway, Farmingdale, NY	11735
(Address of principal executive offices)	(Zip Code)

John Salerno Vice President Quality and Regulatory Affairs/Chief Compliance Officer (631) 694-9555

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1        Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

Misonix, Inc. (the “Company”) has filed a Conflict Minerals Report as Exhibit 1.01 to this specialized disclosure report. The Conflict Minerals Report is also available at www.misonix.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02	Exhibits.

See Exhibit 1.01 to this specialized disclosure report, incorporated herein by reference.

Section 2           Exhibits

Item 2.01	Exhibits.

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2018		MISONIX, INC.

	By:	/s/ Joseph Dwyer
Joseph Dwyer
Chief Financial Officer

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